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02019923

AM 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 1 2002
623

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52392

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Internet Capital Management / DBA/
Internet Capital Management, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 Hollow Tree Ridge Road
(No. and Street)

Darien	Connecticut	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeremy Bloomer (203)-656-1101
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KASS & JAFFE, P.C.
(Name — *if individual, state last, first, middle name*)

1025 Westchester Avenue	White Plains	New York	10604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTERNET CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Jeremy J.E. Bloomer, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Internet Capital Management, Inc. (The "Company") for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jeremy Bloomer
Signature

President & Managing Director
Title

Syed N. Hassan
Notary Public February 27, 2002

My Commission Expires April 30, 2005

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT

Internet Capital Management, Inc.

We have audited the accompanying statement of financial condition of Internet Capital Management, Inc. (a development stage company) (the "Company"), a wholly owned subsidiary of The Ivy Group LLC as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	PAGE
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 under the Exchange Act of 1934	12

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Kass & Jaffe

February 18, 2002

INTERNET CAPITAL MANAGEMENT, INC.
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 10,000
Prepaid expenses	2,300
TOTAL ASSETS	$ 12,300

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholders' Equity	
Common stock ($.001 par value, 1,000 shares authorized, issued and outstanding)	$ 1
Additional paid-in capital	44,565
Accumulated deficit	(32,266)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,300

See notes to financial statements

INTERNET CAPITAL MANAGEMENT, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31,2001

REVENUES	None
EXPENSES	
Regulatory fees	$ 10,736
Professional fees	3,890
TOTAL EXPENSES AND NET LOSS	$(14,626)

See notes to financial statements.

INTERNET CAPITAL MANAGEMENT, INC.
(A Development Stage Company)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net loss	$ (14,626)
Adjustments to reconcile net loss to net cash provided by operating activities - Expenses paid by its principal shareholder on Company's behalf	14,626
Net cash provided by operating activities	0
Cash - Beginning of Year	10,000
Cash - End of Year	$ 10,000

See notes to financial statements.

INTERNET CAPITAL MANAGEMENT, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2001	1,000	$ 1	$ 27,639	$ (17,640)	$ 10,000
Additional asset contributed			2,300		2,300
Net loss and expenses paid by its shareholder on Company's behalf			14,626	(14,626)	
Balance, December 31, 2001	1000	$ 1	$ 44,565	$ (32,266)	$ 12,300

See notes to financial statements.

1. ORGANIZATION

Internet Capital Management, Inc. (a development stage company) (the "Company"), is a Delaware Corporation that was organized in January, 2000. The Company is a wholly owned subsidiary of The Ivy Group. The Company is registered with the Securities and Exchange Commission as a broker dealer in securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation. The Company became a member of the NASD effective October 27, 2000.

The Ivy Group utilizes the Company to access private capital for its corporate clients. The Ivy Group finance professionals have development stage company experience. The Ivy Group's target clients are early stage companies requiring business development advice, human resources and capital to position them as commercial scale businesses with access to broad variety of private capital sources and eventually the public capital markets. The Ivy Group's business model provides access for early stage companies to industry analysis, business development, planning, and strategic consulting, legal counsel, accounting services, early and development stage capital and capital raising experience and services, human resources planning and recruiting, advertising and technical expertise through the relationship the early stage company establishes with The Ivy Group.

During 2001, The Ivy Group funded the Company's operating expenses, including certain regulatory registration costs, administrative and other expenses with no obligation for repayment. Expenses paid by its shareholder on the Company's behalf have been reflected as a contribution to capital. Continuing support from The Ivy Group is critical to the continued operations of the Company. Management has received assurance that such funding will continue for at lease one year from the balance sheet date.

The Company is in the development stage at December 31, 2001. The Company's ability to generate revenue will depend upon the extent The Ivy Group utilizes the Company to assist its clients in advisory service and in their capital raising efforts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash includes investments with an original maturity of three months or less.

Revenue Recognition

Commission income and expense relating to securities transactions are recorded on a trade date basis. Investment banking and advisory fees are recognized as services are provided. No such fees were earned during the period.

Income Taxes

The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the differences between the carrying value for book purposes and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settle. As of December 31, 2001, a full valuation allowance was recorded against the tax asset related to the net operating loss carry forward due to the uncertainty regarding its realization.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the report period. Actual results could differ from such estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pending Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, which replaces SFAS No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* (SFAS No. 125). It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provision of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers, servicing, or extinguishment occurring after March 15, 2001, except for certain provisions relating to the accounting and disclosure for secured borrowings and collateral for which the effected date was December 15, 2000. The adoption of the effective provisions of this statement did not impact the Company's financial condition or results of operations. Management does not believe the adoption of the remaining provisions will have a material impact on the Company's financial condition or results of operations.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended in June 1999 by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Elective Date of SFAS No. 133, and in June 2000 by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities (collectively, SFAS No. 133). SFAS No. 133 requires that all derivatives, including certain derivatives embedded in other contracts, be recognized in the statement of financial condition, either as assets or as liabilities, and be measured at their fair value. SFAS No. 133 became effective January 1, 2001. No adjustment was required as a result of the adoption of this statement.

3. NET CAPITAL

The Company is a registered broker-dealer in securities and is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. Such rule prohibits a registered broker-dealer from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceed fifteen times its "net capital" (as defined). Under such rule, a registered broker-dealer may be required to reduce it business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceed 10 to 1. At December 31, 2001, at the Company had no liabilities, and net capital was $12,300 which exceeded the minimum capital requirement by $7,300.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an expense reimbursement agreement (the "Agreement") with The Ivy Group to reimburse the company for indirect expenses.

INTERNET CAPITAL MANAGEMENT, INC.
(A Development Stage Company)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 AS OF DECEMBER 31, 2001

Net Capital	$ 12,300
Aggregate Indebtedness	$ -0-
Minimum Net Capital Required	$ 5,000
Net Capital In Excess of Minimum Requirements	$ 7,300
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 TO 1

There is no difference between the computation of net capital and aggregate indebtedness as presented herein and reported by the Company in Part IIA of FormX-17A-5 as of December 31, 2001.

INTERNET CAPITAL MANAGEMENT, INC.
(A Development Stage Company)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c-3-3 AS OF DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KASS & JAFFE, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

February 18, 2002

Internet Capital Management, Inc.
309 Hollow Tree Ridge Road
Darien, Connecticut 06820

In planning and performing our audit of the financial statements of Internet Capital Management, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 18, 2001), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the company does not carry securities accounts for customers of perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be material weaknesses as defined above: The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been proposed by the Company. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2001 financial statements and this report does not affect our report dated February 18, 2002 on these financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Kass & Jaffe